SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Linktone Ltd.
(Name of Subject Company (Issuer))

MNC International Ltd.
PT Media Nusantara Citra Tbk
(Names of Filing Persons (Offerors))

American Depositary Shares (each represents 10 ordinary shares, par value $0.0001 per share)	535925101

Ordinary Shares, par value $0.0001 per share	535925929
(Titles of classes of securities)	(CUSIP number of class of securities)
Hary Tanoesoedibjo
President Director
PT Media Nusantara Citra Tbk
Menara Kebon Sirih
Jl. Kebon Sirih 17-19
Jakarta, 10340
Indonesia
+62 21 390 0885
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of the filing person)

Copies to:
Mark D. Gerstein
Latham & Watkins LLP
233 S. Wacker Dr. Suite 5800
Chicago, IL 60606
Tel: 312-876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,800,000	$896.04

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of American Depositary Shares (“ADSs”) representing 10 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) and Ordinary Shares, aggregating up to 6,000,000 ADSs (treating each Ordinary Share as one-tenth of an ADS for such purpose) of Linktone Ltd., at a purchase price of $3.80 per ADS or $0.38 per Ordinary Share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.003930% of the transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$896.04	Filing Party: PT Media Nusantara Citra Tbk
Form or Registration No.	SC TO-T	Date Filed: February 6, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a the Offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender Offer subject to Rule 14d-1.
☐	issuer tender Offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the Offer: ☐

AMENDMENT NO. 3 TO SCHEDULE TO
     This Amendment No. 3 (this “Amendment”) to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on February 6, 2008 and amended on February 28, 2008 and March 5, 2008, on behalf of PT Media Nusantara Citra Tbk, a company incorporated with limited liability under the laws of the Republic of Indonesia (“MNC”) and MNC International Ltd., a company incorporated with limited liability under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of MNC (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase American Depositary Shares (“ADSs”) representing 10 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) and Ordinary Shares, aggregating up to 6,000,000 ADSs (treating each Ordinary Share as one-tenth of an ADS for such purpose) of Linktone Ltd., a company incorporated with limited liability under the laws of the Cayman Islands (“Linktone”), at a price of $3.80 per ADS or $0.38 per Ordinary Share (in each case, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 2008, as amended and restated on February 28, 2008 (as amended and restated, the “Offer to Purchase”), and in the related Letter of Transmittal for ADSs or the Letter of Transmittal for Ordinary Shares, as applicable (each, a “Letter of Transmittal” and together, the “Letters of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). A copy of the Offer to Purchase, as amended and restated, is filed as Exhibit (a)(1)(H) to the Schedule TO. Copies of the Letters of Transmittal for ADSs and Ordinary Shares are filed as Exhibit (a)(1)(B) and Exhibit (a)(1)(I) respectively to the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.
Miscellaneous
     Item 11 is hereby amended and supplemented by adding the following to the end thereof:
     “The Offer expired at 12:00 midnight, New York City time, on Wednesday, March 26, 2008. The Depositary has advised MNC and the Purchaser that, as of the expiration of the Offer, approximately 15,484,603 ADSs and 11,780 Ordinary Shares (including 810,643 ADSs that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the Offer.
     The Purchaser expects to purchase 6,000,000 ADSs of Linktone in the Offer (treating each Ordinary Share as one-tenth of an ADS for such calculation). Because the number of Securities tendered exceeded the number of ADSs that the Purchaser offered to purchase (treating each Ordinary Share as one-tenth of an ADS for such calculation), the resulting estimated proration factor is approximately 38.7% of the number of Securities tendered, with adjustments to avoid purchases of fractional ADSs or fractional Ordinary Shares.
     Both the number of Securities tendered and not withdrawn and the proration factor are preliminary and are subject to verification. The actual number of Securities validly tendered and not withdrawn and the final proration factor will be announced promptly following completion of the verification process, which is expected to be completed by April 3, 2008. Promptly after such announcement, the Depositary will issue payment based on the final proration factor and adjustments to avoid purchases of fractional ADSs or Ordinary Shares for the Securities validly tendered and accepted for payment in the Offer and will return to the tendering holders all other Securities tendered, but not accepted for payment in the Offer.
     Pursuant to the Acquisition Agreement, following the acceptance for payment of Securities in the Offer, MNC intends to subscribe for 180,000,000 newly issued Ordinary Shares of Linktone at a purchase price equivalent to the Offer Price. MNC intends to complete the Subscription for these Ordinary Shares on April 3, 2008, as soon as practicable following payment for Securities validly tendered and accepted for payment in the Offer. After giving effect to the Subscription and the acquisition of Securities in the Offer, we will hold approximately 57.1% of Linktone’s total outstanding Ordinary Shares, calculated on a fully-diluted basis. As the indirect holder of approximately 57.1% of Linktone’s Ordinary Shares, MNC will be able to control Linktone.
     On March 27, 2008, MNC issued a press release announcing the preliminary results of the Offer. The full text of the March 27, 2008 press release is attached as Exhibit (a)(1)(S) and is incorporated herein by reference.”
     Item 12 is amended and supplemented by adding the following:
     “(a)(1)(S) Press Release issued by MNC on March 27, 2008.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MNC International Ltd.
By:	/s/ Jarod Suwahjo
	Name:	Jarod Suwahjo
	Title:	Director

PT Media Nusantara Citra Tbk
By:	/s/ Hary Tanoesoedibjo
	Name:	Hary Tanoesoedibjo
	Title:	President Director

Date: March 27, 2008

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of February 6, 2008 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(B)	Letter of Transmittal for ADSs (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(G)	Summary Advertisement published on February 6, 2008 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(H)	Amended and Restated Offer to Purchase, dated as of February 28, 2008 (incorporated by reference to Exhibit (a)(1)(H) of the Schedule TO-T/A filed by MNC with the SEC on February 28, 2008).

(a)(1)(I)	Letter of Transmittal for Ordinary Shares (incorporated by reference to Exhibit (a)(1)(I) of the Schedule TO-T/A filed by MNC with the SEC on February 28, 2008).

(a)(1)(J)	Press Release issued by Linktone on November 28, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 28, 2007).

(a)(1)(K)	Revised Press Release issued by Linktone on November 28, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 28, 2007).

(a)(1)(L)	Revised Press Release issued by MNC on November 29, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 29, 2007).

(a)(1)(M)	Press Release issued by Linktone on November 29, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 29, 2007).

(a)(1)(N)	Investor Presentation by MNC and Linktone on November 30, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 30, 2007).

(a)(1)(O)	Press Release issued by Linktone on January 30, 2008 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on January 31, 2008).

(a)(1)(P)	Investor Presentation (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on February 4, 2008).

(a)(1)(Q)	Press Release issued by MNC on February 6, 2008 (incorporated by reference to Exhibit (a)(1)(O) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(R)	Press Release issued by MNC on February 28, 2008 (incorporated by reference to Exhibit (a)(1)(Q) of the Schedule TO-T/A filed by MNC with the SEC on February 28, 2008).

(a)(1)(S)	Press Release issued by MNC on March 27, 2008 *

(a)(5)	Amended and Restated Deposit Agreement, dated April 26, 2007, among Linktone, JPMorgan Chase Bank N.A. and Holders of American Depositary Receipts (incorporated by reference to Exhibit A to the Company’s Registration Statement on Form F-6 (Registration No. 333-142133) as filed with the SEC on April 16, 2007).

(d)(1)	Acquisition Agreement, dated as of November 28, 2007, among MNC and Linktone (incorporated by reference to Exhibit A to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Linktone with the SEC on December 21, 2007).

(d)(2)	Confidentiality Agreement, dated as of October 5, 2007, by and between Linktone and MNC (incorporated by reference to Exhibit (d)(2) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(d)(3)	Amendment No. 1 to Acquisition Agreement, dated as of February 28, 2008, among MNC, the Purchaser and Linktone (incorporated by reference to Exhibit (d)(3) of the Schedule TO-T/A filed by MNC with the SEC on February 28, 2008).

*	Filed herewith